NO ACT

10
1-16-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09038768

Received SEC
MAR 17 2009
Washington, DC 20549

March 17, 2009

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-17-09

Re: International Paper Company
Incoming letter dated January 16, 2009

Dear Mr. Mueller:

This is in response to your letters dated January 16, 2009 and March 10, 2009 concerning the shareholder proposal submitted to International Paper by William Steiner. We also have received letters on the proponent's behalf dated January 19, 2009 and March 10, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

March 17, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Paper Company
Incoming letter dated January 16, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of International Paper's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

There appears to be some basis for your view that International Paper may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareowners' meeting include a proposal sponsored by International Paper seeking approval of a bylaw amendment to permit holders of 40% of International Paper's outstanding common stock to call a special shareowner meeting. You also represent that the proposal has terms and conditions that conflict with those set forth in International Paper's proposal. You indicate that the proposal and the matter sponsored by International Paper present alternative and conflicting decisions for shareowners and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if International Paper omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

March 10, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 International Paper Company (IP)
Rule 14a-8 Proposal by William Steiner
Special Shareowner Meetings

Ladies and Gentlemen:

This responds to March 10, 2009 supplement which is 50-days later than the January 16, 2009 no action request regarding this rule 14a-8 proposal with the following text:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

The key part of the supplement is a bare 45-word statement that the company "intends" to have a proposal with 4-times the threshold of the above proposal. There is no other support for what the company "intends." There is no exhibit of any such future company proposal or any schedule of an upcoming board meeting to approve such a proposal. Such proposal could be hamstrung with tedious requirements that would make it moot and useless.

The lack of any evidence at this late date is increasingly important because in 2008 the company filed its initial annual meeting proxy on March 19, 2008 which is 9-days from today.

Allegheny Energy, Inc. (January 15, 2009) did not result in concurrence. And Allegheny Energy had presented a detailed exhibit of its already adopted bylaw amendment which had a lesser threshold of 2-1/2 times the threshold of the rule 14a-8 proposal. Additionally its adopted bylaw exhibit was included with its initial no action submission – not remaining to be submitted more than 50-days later.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc: William Steiner

Joseph R. Saab <joseph.saab@ipaper.com>

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

March 10, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42186-00134

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *International Paper Company; Supplemental Letter Regarding Shareowner Proposal of John Chevedden (Steiner) Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

In a letter dated January 16, 2009 (the "No Action Request"), we requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur that our client, International Paper Company (the "Company"), could properly omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareowners (collectively, the "2009 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly under the name of William Steiner as his nominal proponent.

The No-Action Request indicated our belief that the Proposal could be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(2) and Rule 14a-8(i)(6) under the Securities Exchange Act of 1934. The Company has determined to submit a proposal at its 2009 Annual Meeting of Shareowners that directly conflicts with the Proposal. Accordingly, we are writing supplementally in order to withdraw the arguments set forth in the No-Action request and to notify the Staff that the Company now seeks to omit the Proposal on the basis of Rule 14a-8(i)(9).

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2009 Annual Meeting of Shareowners.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company at Its 2009 Annual Meeting of Shareowners.

The Company intends to submit a proposal at its 2009 Annual Meeting of Shareowners asking the Company's shareowners to approve an amendment to the Company's By-laws permitting holders of 40% of the Company's outstanding common stock to call a special shareowner meeting (the "Company Proposal").

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n. 27 (May 21, 1998). The Staff has stated consistently that where a shareowner proposal and a company proposal present alternative and conflicting decisions for shareowners, the shareowner proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., EMC Corp.* (avail. Feb. 24, 2009) (concurring in the exclusion of a shareowner proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of outstanding common stock to call such meetings); *Herley Industries Inc.* (avail. Nov. 20, 2007) (concurring in the exclusion of a shareowner proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Co.* (avail. Apr. 23, 2007) (concurring in the exclusion of a shareowner proposal requesting that the company adopt simple majority voting when the company planned to submit a proposal reducing any super-majority provisions from 80% to 60%); *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005) (concurring in the exclusion of a shareowner proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting when a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a shareowner proposal requesting the prohibition of future stock options to senior executives because it would conflict with a company proposal to permit the granting of stock options to all employees); *Mattel, Inc.* (avail. Mar. 4, 1999) (concurring in the exclusion of a shareowner proposal requesting the discontinuance of, among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

The Staff previously has permitted exclusion of a shareowner proposal under circumstances nearly identical to the present. In *EMC Corp.*, cited above, the Staff concurred in excluding a proposal requesting that holders of 10% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with the company's proposal which would require holding 40% of the outstanding common stock to call such a meeting. The Staff noted in response to the company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results." As in *EMC Corp.*, the Company Proposal and the Proposal would directly conflict because they include different thresholds for the percentage of shares required to call special shareowner meetings. Specifically, the Company Proposal calls for a 40% ownership threshold, which clearly conflicts with the Proposal's request for a 10% ownership threshold, just as in *EMC Corp. See also Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005).

Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2009 Proxy Materials would present alternative and conflicting decisions for the Company's shareowners and would create the potential for inconsistent and ambiguous results if both proposals were approved. Because the Company Proposal and the Proposal differ in the threshold percentage of share ownership to call a special shareowner meeting, there is potential for conflicting outcomes if the Company's shareowners consider and adopt both the Company Proposal and the Proposal.

Therefore, because the Company Proposal and the Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials.

Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Joseph R. Saab of the Company's Legal Department, at (901) 419-4331.

Sincerely,

Ronald O. Mueller

ROM/mbd
Enclosures

cc: Joseph R. Saab, International Paper Company
John Chevedden
William Steiner

100616102_2.DOC

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 19, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 International Paper Company (IP)
Rule 14a-8 Proposal by William Steiner
Special Shareowner Meetings

Ladies and Gentlemen:

This responds to the misleading and conflicted January 16, 2009 no action request regarding this rule 14a-8 proposal with the following text:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

There is a misleading conflict between the name of the proponent in the title line of the first page of the no action request and the name of the proponent, William Steiner, in the associated company exhibit of the rule 14a-8 proposal (attached).

Thus this no action request should be summarily rejected as misleading.

This is a serious matter since, based on the false and misleading identification information in the company no action request, the permanent records of the Securities and Exchange Commission could henceforth permanently replace this false and misleading information. Thus in coming years both the Staff and proponents, not familiar with the background of such false and misleading company information, will rely on such false and misleading information in issuing Staff Response Letters and in drafting the proponent's response to company no action requests.

It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc: William Steiner

Joseph R. Saab <joseph.saab@ipaper.com>

[IP: Rule 14a-8 Proposal, November 5, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay – $15 million for John Faraci.
- Our directors still had a $1 million gift donation program – Independence concern.
- Our directors also served on seven boards rated "D" by The Corporate Library:

John Faraci	United Technologies (UTX)
Donald McHenry	Coca-Cola (KO)
Alberto Weisser	Bunge Limited (BG)
Stacey Mobley	Wilmington Trust (WL)
Samir Gibara	W&T Offshore (WTI)
John Turner	Peabody Energy (BTU)
John Turner	Ashland (ASH)

- Steven Whisler was designated as a "Problem Director" by The Corporate Library due to his involvement with US Airways and its bankruptcy.
- Martha Finn Brooks received 26% in withhold votes and John Townsend received 38% in withheld votes.
- Six directors were designated "Accelerated Vesting" directors by The Corporate Library due to their speeding up stock option vesting to avoid recognizing the related cost:

John Faraci
Donald McHenry
Samir Gibara
John Turner

COMPANY EXHIBIT

COMPANY EXHIBIT

Martha Finn Brooks
William Walter

- We had no shareholder right to:
  Cumulative voting.
  Act by written consent.
  Call a special meeting.
  An Independent Chairman.
  A Lead Director.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 16, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42186-00134

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *International Paper Company; Shareowner Proposal of John Chevedden (Steiner)*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, International Paper Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareowners (collectively, the "2009 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly under the name of William Steiner as his nominal proponent.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent and his nominal proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 16, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42186-00134

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *International Paper Company; Shareowner Proposal of John Chevedden (Steiner)*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, International Paper Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareowners (collectively, the "2009 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly under the name of William Steiner as his nominal proponent.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent and his nominal proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proponent does not satisfy the ownership requirements of Rule 14a-8(b) and, accordingly, that the Proposal is excludable on that basis. However, because we also believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to the following rules, we address them herein:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite so as to Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of a variety of shareowner proposals, including proposals requesting amendments to a company's certificate of incorporation or by-laws. *See Alaska Air Group Inc.* (avail. Apr. 11, 2007) (concurring with the exclusion of a shareowner proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite."); *Peoples Energy Corp.* (avail. Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the certificate and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect"). In fact, the Staff has concurred that numerous shareowner proposals submitted by the Proponent requesting companies to amend provisions regarding the ability of shareowners to call special meetings were vague and indefinite and thus could be excluded under Rule 14a-8(i)(3). *See Raytheon Co.* (avail. Mar. 28, 2008) (concurring with the exclusion of the Proponent's proposal that the board of directors amend the company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting"); *Office Depot Inc.* (avail. Feb. 25, 2008); *Mattel Inc.* (avail. Feb. 22, 2008); *Schering-Plough Corp.* (avail Feb. 22, 2008); *CVS Caremark Corp.* (avail. Feb. 21, 2008); *Dow Chemical Co.* (avail. Jan. 31, 2008); *Intel Corp.* (avail. Jan. 31, 2008); *JPMorgan Chase & Co.* (avail. Jan. 31, 2008); *Safeway Inc.* (avail. Jan. 31, 2008); *Time Warner Inc.* (avail. Jan. 31, 2008); *Bristol Myers Squibb Co.* (avail. Jan. 30, 2008); *Pfizer Inc.* (avail. Jan. 29, 2008); *Exxon Mobil Corp.* (avail. Jan. 28, 2008).

Moreover, the Staff has on numerous occasions concurred that a shareowner proposal was sufficiently misleading so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a shareowner proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

In the instant case, neither the Company nor its shareowners can determine the measures requested by the Proposal, because the Proposal itself is internally inconsistent. The operative language in the Proposal consists of two sentences. The first sentence requests that the Company's board of directors take the steps necessary "to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The second sentence requires further that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners." However, the by-law or charter text requested in the first sentence of the Proposal on its face applies only to shareowners and includes an "exclusion condition;" specifically, unless a shareholder individually or with a group of other shareholders meets the 10% ownership standard, the requested by-law or charter provision explicitly excludes the shareholder from being among those authorized to call a special meeting of shareowners.[1] Thus, the by-law or charter text requested in the first sentence of the Proposal is inconsistent with the requirements of the text called for by the second sentence of the Proposal, and accordingly, neither the Company nor its shareowners can know what is required.[2]

---

1 The clause in the second sentence that, effectively, would allow any "exception or exclusion conditions" required by any state law to which the Company is subject does not address or remedy the conflict between the two sentences, because the 10% stock ownership condition called for in the first sentence is not required by New York state law, under which the Company is incorporated.

2 Evidence of this confusion can be seen in the alternative ways that requirements of the Proposal have been interpreted by other companies receiving the same Proposal. *See, e.g., Halliburton Co.* (incoming no-action request, filed Dec. 22, 2008) (interpreting "holders of 10% of our outstanding common stock" to require ownership of exactly 10%); *Verizon Communications Inc.* (incoming no-action request, filed Dec. 15, 2008) (interpreting the

[Footnote continued on next page]

The Staff previously has recognized that when such internal inconsistencies exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Verizon Communications Inc.* (avail. Feb. 21, 2008), the resolution clause of the proposal included a specific requirement, in the form of a maximum limit on the size of compensation awards, and a general requirement, in the form of a method for calculating the size of such compensation awards. However, when the two requirements proved to be inconsistent with each other because the method of calculation resulted in awards exceeding the maximum limit, the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Boeing Co.* (avail. Feb. 18, 1998) (concurring with the exclusion of a proposal as vague and ambiguous because the specific limitations in the proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process it provided for shareowners to elect directors to multiple-year terms). Similar to this precedent, the resolution clause of the Proposal includes the specific requirement that only shareowners holding 10% of the Company's shares have the ability to call a special meeting, which conflicts with the Proposal's requirement that there be no exception or exclusion conditions. In fact, the Proposal creates more confusion for shareowners than the *Verizon* compensation proposal because the inconsistency is patent and does not require any hypothetical calculations.

Consistent with Staff precedent, the Company's shareowners cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareowners "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is self-contradictory, and therefore, neither the Company's shareowners nor its board of directors would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareowner proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject.

[Footnote continued from previous page]

limitation on "exception or exclusion conditions" to potentially apply to procedural and notice provisions or to the subject matter of special meetings).

The Company is incorporated under the laws of the State of New York. For the reasons set forth in the legal opinion regarding New York law attached hereto as Exhibit B (the "New York Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because, implementation of the Proposal would cause the Company to violate the New York Business Corporation Law (the "NYBCL").

The Proposal requests that any "exception or exclusion conditions" applied to shareowners in the by-law and/or charter text giving shareowners the ability to call a special meeting also be applied to "management and/or the board." However, as discussed in the New York Law Opinion, doing so would "violate New York law because it would place restrictions on the ability of the Company's board of directors to call a special meeting." Section 602(c) of the NYBCL grants that "[s]pecial meetings of the shareholders may be called by the board," without any means to limit or restrict such power in a company's by-laws or otherwise. Yet, the Proposal requests both that the ability of shareowners to call special meetings be conditioned upon holding 10% of the Company's shares and that such condition be applied to "management and/or the board." Thus, as supported by the New York Law Opinion, implementation of the Proposal would cause the Company to violate state law[3] because the Proposal requests the imposition of "exception or exclusion conditions" on the unrestricted power of the Company's board to call a special meeting.

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of shareowner proposals that requested the adoption of a by-law or certificate amendment that if implemented would violate state law. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (concurring with the exclusion of a proposal requesting the amendment of the company's governance documents to institute majority voting in director elections where

---

[3] The reference in the Proposal to "the fullest extent permitted by state law" does not affect this conclusion. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (*i.e.*, there will be no "exception or exclusion conditions" not required by state law) and highlights the conflict between the first and second sentences of the Proposal discussed in Section I above. The language does not limit the "exception or exclusion conditions" that would apply "to management and/or the board." Were it to do so, the entire second sentence of the proposal would be rendered a nullity because, as supported by the New York Law Opinion, there is no extent to which the exception or exclusion condition included in the Proposal can be applied to the board under state law. This ambiguity is yet another example of why, as set forth in Section I above, the Proposal can be excluded under Rule 14a-8(i)(3) as vague and indefinite because the Company's shareowners would be unable "to determine with any reasonable certainty what actions would be taken under the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

Section 708(c) of the California Corporations Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (avail. Jan. 6, 2005) (concurring with the exclusion of a proposal recommending that the company amend its by-laws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of the "one share, one vote" standard set forth in Delaware General Corporation Law Section 212(a)); *GenCorp Inc.* (avail. Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every shareowner resolution approved by a majority of the votes cast be implemented by the company since the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code regarding the fiduciary duties of directors). *See also Boeing Co.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring shareowner approval be approved by a simple majority vote of shares since the proposal would conflict with provisions of the Delaware General Corporation Law that require a vote of at least a majority of the outstanding shares on certain issues); *Tribune Co.* (avail. Feb. 22, 1991) (concurring with the exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting since the proposal would conflict with Sections 213 and 222 of the Delaware General Corporation Law, which set forth certain requirements regarding the notice of, and the record date for, shareowner meetings).

The Proposal requests that any "exception or exclusion conditions" applied to the ability of shareowners to call a special meeting also be applied to "management and/or the board." However, New York law provides the Company's board with unrestricted power to call a special meeting, which cannot be altered by the Company. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the New York Law Opinion, implementation of the Proposal would cause the Company to violate applicable state law.

III. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power and authority to implement the Proposal and the Proposal can be excluded under Rule 14a-8(i)(6) both because: (a) the Proposal "is so vague and indefinite that [the Company] would be unable to determine what action should be taken," *see International Business Machines Corp.* (avail. Jan. 14, 1992) (applying predecessor Rule 14a-8(c)(6)); and (b) the Proposal seeks action contrary to state law, *see, e.g., Schering-Plough Corp.* (avail. Mar. 27, 2008); *Bank of America Corp.* (avail. Feb. 26, 2008); *Boeing Co.* (avail. Feb. 19, 2008); *PG&E Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)).

As discussed in Section I above, the Proposal is vague and indefinite because it is internally inconsistent and requests that the Company's board take the impossible actions of both

(a) adopting a by-law provision containing an exclusion condition and (b) not including any exclusion conditions in such by-law provision. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

As discussed in Section II above, the Proposal's implementation would violate the NYBCL. Specifically, New York law provides the Company's board with unrestricted power to call a special meeting, which cannot be altered by the Company. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating state law, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Joseph R. Saab of the Company's Legal Department, at (901) 419-4331.

Sincerely,

Ronald O. Mueller

ROM/cal
Enclosures

cc: Joseph R. Saab, International Paper Company
John Chevedden
William Steiner

100577916_3.DOC

EXHIBIT A

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. John Faraci
Chairman
International Paper Company (IP)
6400 Poplar Ave.
Memphis TN 38197

Rule 14a-8 Proposal

Dear Mr. Faraci,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner (signature) 10/1/08

William Steiner Date

cc: Maura A Smith <Maura.AbelnSmith@ipaper.com>
Corporate Secretary
PH: 901-419-7000
Fax: 901-419-4539
Fax: (901) 214-1234

[IP: Rule 14a-8 Proposal, November 5, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay – $15 million for John Faraci.
- Our directors still had a $1 million gift donation program – Independence concern.
- Our directors also served on seven boards rated "D" by The Corporate Library:

John Faraci	United Technologies (UTX)
Donald McHenry	Coca-Cola (KO)
Alberto Weisser	Bunge Limited (BG)
Stacey Mobley	Wilmington Trust (WL)
Samir Gibara	W&T Offshore (WTI)
John Turner	Peabody Energy (BTU)
John Turner	Ashland (ASH)

- Steven Whisler was designated as a "Problem Director" by The Corporate Library due to his involvement with US Airways and its bankruptcy.
- Martha Finn Brooks received 26% in withhold votes and John Townsend received 38% in withheld votes.
- Six directors were designated "Accelerated Vesting" directors by The Corporate Library due to their speeding up stock option vesting to avoid recognizing the related cost:

  John Faraci
  Donald McHenry
  Samir Gibara
  John Turner

Martha Finn Brooks
William Walter

- We had no shareholder right to:
  Cumulative voting.
  Act by written consent.
  Call a special meeting.
  An Independent Chairman.
  A Lead Director.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

**Special Shareowner Meetings –
Yes on 3**

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

INTERNATIONAL PAPER

JOSEPH R. SAAB
CHIEF COUNSEL – GOVERNANCE

INTERNATIONAL PLACE II
6400 POPLAR AVENUE
MEMPHIS, TN 38197

T 901-419-4331
F 901-214-1234

November 18, 2008

VIA ELECTRONIC MAIL & OVERNIGHT COURIER
Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of International Paper Company (the "Company") in response to Mr. William Steiner's letter dated October 1, 2008, which the Company received by fax on November 6, 2008, that contained a proposal entitled "Special Shareowner Meetings." The communication states that the proposal is submitted for consideration at the Company's 2009 Annual Meeting of Stockholders, and identifies you as Mr. Steiner's proxy and requests all future correspondence to you at the above address and email.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that Mr. Steiner must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year as of the date the proposal was submitted to the Company. To date, we have not received such proof of ownership.

To remedy this defect, Mr. Steiner must submit sufficient proof of his ownership. As explained in Staff Legal Bulletin No. 14, sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or bank) verifying that, at the time the proposal was submitted, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

INTERNATIONAL PAPER

The rules of the Securities and Exchange Commission require that your response to this letter be transmitted no later than 14 days from the date you receive this letter. Please address any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me at (901) 419-4331.

Sincerely,

Joseph R. Saab

cc: Mr. William Steiner (via Certified Mail, Return Receipt Requested)

FISMA & OMB Memorandum M-07-16

Enclosure

FISMA & OMB Memorandum M-07-16

To
"Joseph R. Saab" <joseph.saab@ipaper.com>

11/26/2008 09:22 AM

cc

Subject
Rule 14a-8 Broker Letter (IP) SPM

Mr. Saab,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

(See attached file: CCE00001.pdf)

DJF

DISCOUNT BROKERS

Date: 26 Nov 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number __________________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 1900 shares of International Paper Co.; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/30/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-26-08 # of pages ▸
To Joseph [illegible]	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 901-214-1234	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT B

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 16, 2009

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 42186-00134

International Paper Company
6400 Poplar Ave.
Memphis TN 38197

Re: *Shareowner Proposal of John Chevedden (Steiner)*

Ladies and Gentlemen:

We have acted as counsel to International Paper Company, a New York corporation (the "Company"), in connection with its response to a shareowner proposal (the "Proposal") submitted by John Chevedden (the "Proponent") purportedly under the name of William Steiner as his nominal proponent for consideration at the Company's 2009 Annual Meeting of Shareowners. In connection therewith, you have requested our opinion as to whether the Proposal, if implemented, would cause the Company to violate New York law.

In connection with the opinions expressed below, we have examined copies of the following documents, which the Company has supplied to us or we obtained from publicly available records:

1. Restated Certificate of Incorporation of International Paper Company, filed May 12, 2008;

2. By-Laws of International Paper Company, as amended through May 12, 2008; and

3. the Proposal.

For purposes of rendering our opinions set forth herein:

1. we have assumed that the Company would take only those actions specifically called for by the language of the Proposal as set forth under the caption "Interpretation of the Proposal," below;

2. we have assumed the authenticity of the documents provided to us, the conformity with authentic originals of all documents provided to us as copies or forms, the genuineness of all signatures and the legal capacity of natural persons, and that the foregoing documents, in the forms provided to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein; and

3. we have not reviewed any documents of or applicable to the Company other than the documents listed above, and we have assumed that there exists no provision of any such other document that is inconsistent with or would otherwise alter our opinion as expressed herein.

Interpretation of the Proposal

The Proposal requests that the Company's board of directors "take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." It continues by stating that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

The Proposal would require that any exception or exclusion condition applied to shareowners in the by-law and/or charter text also be applied to "management and/or the board." Because the first sentence of the Proposal imposes a 10% stock ownership condition on the ability to call a special meeting, the Proposal would require that the same condition be applied to the Company's board.

Discussion

New York law grants to the board of directors of a corporation the power to call special meetings of the shareowners. N.Y. Bus. Corp. Law § 602(c) (2008). This provision neither qualifies this power nor contemplates any means to limit or restrict this power. Specifically, the statute states that "[s]pecial meetings of the shareholders may be called by the board and by such person or persons as may be so authorized by the certificate of incorporation or the by-laws." Id. The language of this provision invests the board of directors with the power to call a special meeting but does not provide for any means to circumscribe that power in a corporation's by-laws or certificate of incorporation.

Implementing the Proposal would cause the Company to violate New York law because it would place restrictions on the ability of the Company's board of directors to call a special meeting, which is a fundamental power expressly granted by Section 602(c) of the New York Business Corporation Law.

Section 602(c) of the New York Business Corporation Law provides that the board of directors of a corporation shall have the power to call a special meeting. That same provision provides for the certificate of incorporation or by-laws to grant additional persons the ability to call special meetings, but does not provide for the certificate of incorporation or by-laws to limit or modify the board's power to call a special meeting. No other provision of the New York

Business Corporation Law authorizes any limitation or modification to the board's power to call a special meeting. For example, Section 602(d) authorizes the by-laws to establish "reasonable procedures for the calling and conduct of a meeting of shareholders, including but not limited to specifying . . . who may call and who may conduct the meeting." However, this provision is expressly qualified such that the by-law procedures cannot abrogate any provision "otherwise required by this chapter." Likewise, Section 402(c) provides that "[t]he certificate of incorporation may set forth any provision, not inconsistent with this chapter or any other statute of this state, relating to . . . the rights or powers of its . . . directors," and Sections 202(a)(11) and 601(b) provide that the by-laws may contain any provision relating to the rights or powers of a corporation's directors, subject to and provided that such by-law provision is not inconsistent with "this chapter or any other statute of this state." Thus, any limit in a certificate of incorporation or by-law on the board's ability to call a special meeting would contravene the unlimited power to call a special meeting granted to the board by Section 602(c). The inviolate nature of board's power is well-established under New York law, with the Court of Appeals of New York having long recognized that "the powers of the board of directors, are in a very important sense, original and undelegated. The stockholders do not confer, nor can they revoke, those powers." Hoyt v. Thompson's Ex'r, 19 N.Y. 207, 217 (1859). Likewise, the Court of Appeals has recognized that boards must be in a position to exercise statutorily granted powers, stating that "All powers directly conferred by statute, or impliedly granted, of necessity, must be exercised by the directors." Manson v. Curtis, 223 N.Y. 313, 322 (1918).

The fact that, under Section 602(c), the board's fundamental power to call special meetings of shareowners cannot be altered or limited, whereas shareowners' ability to call special meetings is conditioned on and subject to the terms of any specific authorization set forth in a corporation's certificate of incorporation or by-laws, is consistent with other provisions of the New York Business Corporation Law. As a basic principal, New York law provides that "the business of a corporation shall be managed under the direction of its board of directors." N.Y. Bus. Corp. Law § 701 (2008). Under the New York Business Corporations Law, the board has exclusive authority to initiate certain significant actions that are conditioned upon and subject to subsequent shareowner approval. For example, to effect certain mergers or certain amendments to a corporation's certificate of incorporation, the board must first approve such action, and then submit the action to shareowners for approval. N.Y. Bus. Corp. Law §§ 803, 903 (2008). In exercising its fiduciary duties in this respect, a board may determine that its fiduciary duties require the board to call a special meeting to present the matter to shareowners for consideration. See Alpert v. 28 Williams St. Corp., 63 N.Y.2d 557, (1984) (addressing issues surrounding a special meeting called by a board of directors to approve a merger as required by Section 903); see also NBT Bancorp, Inc. v. Fleet/Norstar Fin. Group, Inc., 553 N.Y.S.2d 864, 867 (App. Div. 1990) (discussing the impact of the board's fiduciary duties on the timing of a special shareholders' meeting). Those duties do not disappear in those times when directors may fail to satisfy a particular stock ownership threshold. Accordingly, the power to call a special meeting is a fundamental one that cannot be constrained without placing the ability to fulfill a board's fiduciary duties in jeopardy.

Implementation of the Proposal would purport to limit and condition the board's power to call a special meeting on the directors' ownership of 10% of the Company's outstanding common stock. In seeking to apply the same requirements to the board of directors as the shareowners to call a special meeting, the Proposal places a restriction on a fundamental power vested in the board of directors by New York law. As a result, implementation of the Proposal would violate New York law.[1]

Conclusion

Based upon the foregoing, and subject to the assumptions, exceptions, qualifications and limitations set forth herein, we are of the opinion that implementation of the Proposal would cause the Company to violate New York law.

The undersigned is providing these legal opinions as a member in good standing admitted to practice before courts in the State of New York, the state in which the Company is incorporated. We render no opinion herein as to matters involving the laws of any jurisdiction other than the State of New York, and this opinion is limited to the effect of the current state of the laws of the State of New York, the United States of America. The opinions expressed above are solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter is not to be used for any other purpose or circulated, quoted or otherwise referred to, without, in each case, our written permission.

Very truly yours,

Ronald O. Mueller

ROM/cal

100577918_2.DOC

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[1] The reference in the Proposal to "the fullest extent permitted by state law" does not affect this conclusion. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (*i.e.*, there will be no "exception or exclusion conditions" not required by state law). However, as set forth herein, there is no extent to which an exception and exclusion condition included in the Proposal is permitted by state law to apply to a New York corporation's board.